PENTALPHA CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL MATERIAL
PER SEC RULE X-17A-5
DECEMBER 31, 2020

(WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT)

PENTALPHA CAPITAL, LLC.
DECEMBER 31, 2020

TABLE OF CONTENTS

	Page No.
Facing Page to Form X-17A-5	1
Affirmation of Officer	2
Independent Registered Public Accounting Firm Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplemental Material-December 31, 2019	11
Computation of Net Capital Under SEC Rule 15c3-1	12
Information Relating to the Possession or Control	
Requirements Under SEC Rule 15c3-3	13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentalpha Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Office Park
(No. and Street)

Greenwich	Ct	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pasqualina Traina 203-660-6139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GR Reid Associates LLP
(Name – *if individual, state last, first, middle name*)

2 Jericho Place	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pasqualina Traina _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentalpha Capital LLC _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Signature

Controller/FINOP
Title

SANTIAGO J BALBIN
Notary Public
Connecticut
My Commission Expires Jul 31, 2022

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the operating member of
Pentalpha Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pentalpha Capital, LLC as of December 31, 2020 , the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pentalpha Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pentalpha Capital, LLC 's management. Our responsibility is to express an opinion on Pentalpha Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pentalpha Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

GR REID ASSOCIATES, LLP ···

7600 JERICHO TURNPIKE., SUITE 400, WOODBURY, NEW YORK 11797 / 516.802.0100
1515 N. FEDERAL HIGHWAY, SUITE 404, BOCA RATON, FLORIDA 33432 / 561.544.7050
www.grreid.com


Auditor's Report on Supplemental Information

The Computation of Net Capital Under Sec Rule 15c3-1 and the Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Pentalpha Capital, LLC's financial statements. The supplemental information is the responsibility of Pentalpha Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. S240,17a-5. In our opinion, the Computation of Net Capital Under Sec Rule 15c3-1 and the Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

Woodbury, NY
February 26, 2021

GR REID ASSOCIATES, LLP ·······································

7600 JERICHO TURNPIKE., SUITE 400, WOODBURY, NEW YORK 11797 / 516.802.0100
1515 N. FEDERAL HIGHWAY, SUITE 411, BOCA RATON, FLORIDA 33432 / 561.544.7050
www.grreid.com

PENTALPHA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 159,027
Accounts Receivable	16,482
Prepaid assets	4,069
Due from Related Entity	4,082
TOTAL ASSETS	$ 183,660

LIABLITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 1,250
Total liabilities	1,250

COMMITMENTS (Note 4)

MEMBERS' EQUITY	182,410
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 183,660

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF INCOME
For The Year Ended DECEMBER 31, 2020

REVENUES		
Fee Income	$	46,684
Total revenues		46,684
EXPENSES		
Employee compensation		117,245
Occupancy costs		34,162
Other operating expenses		48,793
Total		200,200
Shared compensation and other expenses		
reimbursed-related parties		(170,407)
Total expenses		29,793
INCOME FROM OPERATIONS BEFORE		
OTHER INCOME		16,891
OTHER INCOME		
Interest Income		51
Dividend Income		14
NET INCOME	$	16,956

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2020

	Members' Equity
Balance, January 1, 2020	$ 163,127
Members' Contribution	2,327
Net income	16,956
Balance, December 31, 2019	$182,410

See Notes to Financial Statements

-6-

PENTALPHA CAPITAL, LLC
STATEMENT OF CASH FLOWS
For The Year Ended DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITY

Net Income $ 16,956

    Adjustments to reconcile net income
    to net cash provided by operating activities:

    Changes in:

    Accounts receivable   (10,444)

    Accounts payable and accrued expenses   (22,750)

Net cash used by Operating Activities   (16,238)

CASH FLOWS FROM INVESTING ACTIVITY   -

CASH FLOWS FROM FINANCING ACTIVITY

    Member Contribution   2,327

NET DECREASE IN CASH   (13,911)

CASH - BEGINNING OF YEAR   172,938

CASH - END OF THE YEAR $ 159,027

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 - THE COMPANY

Pentalpha Capital, LLC (the "Company"), was formed in the State of New York, to act primarily as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between buyer and seller in various financial trades, and to provide consulting and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable equity securities not classified as trading or held to maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. with unrealized gains and losses reported as comprehensive income in the statement of changes in members' equity. Realized gains and loses and declines in value judged to be other-than-temporary on available-for-sale securities are included in comprehensive income. Interest and dividends on securities classified as available-for-sale are included in other income. As of December 31, 2020 and the year then ended, the Company held no investments for customers.

Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income taxes as the income is taxed directly to the members. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities and, as part of this activity, is subject to any examination by taxing authorities from 2017 through 2020.

Use of Estimates

The preparation of financial statements in conformity with generally acceptable accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value

Pursuant to the provision described in ASC 820, Fair Value Measurement and Disclosures(formerly Statement of Financial Accounting Standards 157) the Company categorizes its financial instruments inputs into three of valuation techniques used to measure fair value into a three-level fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation of assets and liabilities traded foı less active dealer or broker markets that have significant observable inputs are classified as Level 2. Level 2 valuations are usually obtained from third party pricing service valuations for identical or similar assets. If the inputs are used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

-8-

Standards Issued and Implemented

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update
("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently
issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. Topic 606
requires revenue to be recognized when promised goods and services are transferred to customers in amounts
that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services.
The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and
cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2018,
the first day of the Company's 2018 fiscal year, using the full retrospective method.

The Company's revenue is recognized at a point in time based on the transfer of control. Revenue recognized over
time consists of performance obligations that are satisfied within one year or less. In addition, the Company's
contracts do not contain variable consideration or contract modifications.

The adoption of this ASU did not have a material impact on the Company's financial statements. The Company's
revenue arrangements generally consist of a single performance obligation to transfer goods or services. Based
on the Company's evaluation process and review of its contracts with customers, the timing and amount of
revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes
were required to previously reported revenues as a result of the adoption.

Revenue Recognition Policy

The Company derives its revenues primarily from capital markets advisory services provided to the US Federal Government.
Revenues are recognized when control of these products is transferred to its customers, in an amount that
reflects the consideration the Company expects to be entitled to in exchange for those products. Incidental items
that are immaterial in the context of the contract are recognized as expense. The Company does not have any
significant financing components as payment is received at or shortly after the point of sale. Costs incurred to
obtain a contract will be expensed as incurred when the amortization period is less than a year.

Disaggregation of Revenue From Contracts With Customers

The following table disaggregates the Company's revenue on the timing of satisfaction of performance obligations
for the year ended December 31, 2020:

	December 31, 2020
All performance obligations satisfied over time	$ 46,684
Total Revenue	$ 46,684

Revenue from performance obligations satisfied over time consist of services performed
based on hourly rates per the contract with a particular governmental agency.

For performance obligations related to our analysis, evaluation and recommendations, control transfers to the
customer over time. These services are sold under a time-and-materials contract. Revenue under time-and-materials
contracts is recognized on the basis of actual time incurred multiplied by the billable hourly rate stated in the agreement.

Subsequent Events

The company has evaluated subsequent events through February 26, 2021, which is the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 3 - Net CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2020, the Company's net capital was computed to be $ 153,957 exceeding its minimum requirements of $5,000 by $148,957

NOTE 4 - CONCENTRATION OF RISK

Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceeded the Federal Deposit Insurance Corporation limit of up to $250,000 per account.

Major Customer

The Company has one major customer that accounted for 100% of revenue for the year ended December 31, 2020. The Company expects to maintain this relationship with this customer.

NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K savings and Investment Plan covering all employees who meet length of service requirements.

NOTE 6 - RELATED PARTIES

For the year ending December 31, 2020 the Company was reimbursed $170,407 for shared compensation and other expenses from commonly owned related entities.
At December 31, 2020 the Company is due $4,082 from related entities.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2020

PENTALPHA CAPITAL, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SEC ACT OF 1934
DECEMBER 31, 2020

NET CAPITAL

Total members' equity per focus report		$ 182,410
Total members' equity per		
audited financial statements		182,410
Less: Non - allowable assets		
Accounts receivable	$16,482	
Prepaid assets	4,069	
Due from related entity	4,082	
FINRA Daily A/C	3,756	(28,389)
Net capital before haircuts on securities positions		154,021
Haircuts on securities		(64)
Net capital		$ 153,957

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 1,250
Total aggregate indebtedness	$ 1,250

CAPITAL REQUIREMENTS

Minimum dollars net capital required	$ 5,000
6-2/3% of aggregate indebtedness	$ 83
Greater of capital requirements	$ 5,000
Excess net capital	$ 148,957
Net capital	$ 153,957

See Notes to Financial Statements

The Company is exempt from rule 15c3-3. All customer sale and purchase transactions with customers will be cleared through another broker-dealer on a fully disclosed basis.



PENTALPHA
Capital, LLC

February 17, 2021

To the best of our knowledge and belief, Pentalpha Capital LLC. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule. Pentalpha Capital LLC has met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the year ending December 31, 2020, with no exceptions.

Pasqualina Traina
FINOP/Controller
Pentalpha Capital, LLC

Two Greenwich Office Park, Greenwich, CT 06831 Telephone: (203) 660-6100 Fax: (203) 629-8907



GR REID
ASSOCIATES, LLP
... responsive, reliable, resourceful, financial advisement

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Member of
Pentalpha Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report in which (1) Pentalpha Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pentalpha Capital, LLC claimed an exemption from 17 C.F.R. Section §240.15c3-3:([15c3-3(k)(2)(i)]) (the "exemption provisions") and (2) Pentalpha Capital, LLC stated that Pentalpha Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pentalpha Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pentalpha Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, except as stated in the paragraph below, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pentalpha Capital, LLC does not maintain a clearing agreement with a clearing broker as required in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. Pentalpha Capital, LLC should be exempt under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G. R. Reid Associates, LLP

Woodbury, NY
February 26, 2021

GR REID ASSOCIATES, LLP ....

7600 JERICHO TURNPIKE., SUITE 400, WOODBURY, NEW YORK 11797 / 516.802.0100
1515 N. FEDERAL HIGHWAY, SUITE 411, BOCA RATON, FLORIDA 33432 / 561.544.7050
www.grreid.com